                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 11-K


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

                     For the Year Ended December 31, 1998

                                      or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934


                  For the transition period from ____ to ____

                 Commission file number: Midas, Inc. 01-13409


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        MIDAS INTERNATIONAL CORPORATION

                  RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                  MIDAS, INC.
                          1300 Arlington Heights Road
                             Itasca, Illinois 60143

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                        MIDAS INTERNATIONAL CORPORATION
                  RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES



                   By:  /s/ Gerard M. Klaisle
                       --------------------------
                       Gerard M. Klaisle
                       Senior Vice President - Human Resources


Dated: November 4, 1999

                        MIDAS INTERNATIONAL CORPORATION
                  RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

                              Financial Statements

                               December 31, 1998

                  (With Independent Auditors' Report Thereon)

                        MIDAS INTERNATIONAL CORPORATION
                  RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

                               Table of Contents

                                                                    Page
Independent Auditors' Report                                          1

Financial Statements:
  Statement of Net Assets Available for Benefits                      2
    as of December 31, 1998

  Statement of Changes in Net Assets Available for Benefits
    for the year ended December 31, 1998                              3
Notes to Financial Statements

Exhibits:

  Exhibit 23.1 - Consent of Independent Public Accountants

                          Independent Auditors' Report

To the Administrative Committee of Midas
    International Corporation Retirement
    Savings Plan for Hourly Employees:

We have audited the accompanying statement of net assets available for benefits of Midas International Corporation Retirement Savings Plan for Hourly Employees as of December 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


September 10, 1999

                        MIDAS INTERNATIONAL CORPORATION
                 RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

                Statement of Net Assets Available for Benefits

                               December 31, 1998


Assets:
    Plan interest in Midas International Corporation
      Defined Contribution Master Trust:
        Conservative Portfolio                                                  $       122,536
        Moderate Portfolio                                                              224,519
        Growth Portfolio                                                                428,087
        Aggressive Growth Portfolio                                                     792,115
        Fixed Income Fund                                                               558,132
        Large Cap Fund                                                                  434,283
        Small Cap Fund                                                                  157,244
        International Fund                                                               57,796
        Midas Stock Fund                                                                349,032
        Clearing Account                                                                  3,303
        Participant Loans                                                               139,102
                                                                                  --------------

                                                                                      3,266,149
                                                                                  --------------

    Receivables:
      Participant                                                                         8,074
      Employer                                                                            2,065
                                                                                  --------------

                                                                                         10,139
                                                                                  --------------

             Net assets available for benefits                                  $     3,276,288
                                                                                  ==============

See accompanying notes to financial statements.

                        MIDAS INTERNATIONAL CORPORATION
                 RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 1998


                                                                         Participant directed - investment funds
                                                          ------------------------------------------------------------------------
                                                                                                 Aggressive     Fixed
                                                          Conservative    Moderate     Growth      Growth      Income   Large Cap
                                                 Total      Portfolio     Portfolio   Portfolio   Portfolio     Fund       Fund
                                              ----------  ------------   -----------  ---------  -----------  --------  ----------
Additions of net assets:
    Net investment income from
      Midas International Corporation
      Defined Contribution Master Trust       $  613,519      15,578        31,635      68,831      139,028    30,472     90,561

    Contributions receivable:
      Participant                                340,176      20,234        26,649      43,872       84,088    59,347     41,983
      Employer                                    79,923       4,568         6,020      11,389       17,843    16,889      8,540
                                              ----------  ------------   -----------  ---------   ---------- ---------  ----------
                                                 420,099      24,802        32,669      55,261      101,931    76,236     50,523
                                              ----------  ------------   -----------  ---------   ---------- ---------  ----------

    Transfer from Whitman Corp.
      Retirement Savings Plan                  2,602,978     112,096       188,814     337,029      576,890   511,503    294,643
    Loan repayments                                2,289       1,308         7,217       6,673       20,101    19,193      8,334
                                              ----------  ------------   -----------  ---------   ---------- ---------  ----------
        Total additions                        3,638,885     153,784       260,335     467,794      837,950   637,404    444,061
                                              ----------  ------------   -----------  ---------   ---------- ---------  ----------

Deductions:
    Participants' withdrawals                   (356,080)    (17,709)      (33,199)    (28,918)     (84,739)  (74,028)   (47,580)
    Administrative expenses                       (6,517)         --            --          --           --        --         --
                                              ----------  ------------   -----------  ---------   ---------- ---------  ----------
        Total deductions                        (362,597)    (17,709)      (33,199)    (28,918)     (84,739)  (74,028)   (47,580)
                                              ----------  ------------   -----------  ---------   ---------- ---------  ----------
Interfund transfers                                   --     (13,539)       (2,617)    (10,789)      38,904    (5,244)    37,802
                                              ----------  ------------   -----------  ---------   ---------- ---------  ----------
        Net assets available for benefits     $3,276,288     122,536       224,519     428,087      792,115   558,132    434,283
                                              ==========  ============   ===========  =========   ========== =========  ==========

                                                               Participant directed - investment funds
                                              ---------------------------------------------------------------------------

                                              Small Cap  International   Midas Stock    Clearing      Loan
                                                Fund         Fund           Fund         Account      Fund        Other
                                              ---------  -------------  ------------    ---------  ---------    --------
Additions of net assets:
    Net investment income from
      Midas International Corporation
      Defined Contribution Master Trust         11,658       10,794        198,105            --     10,340       6,517

    Contributions receivable:
      Participant                               16,420       10,000         29,509            --         --       8,074
      Employer                                   3,669        2,356          6,584            --         --       2,065
                                              ---------    ---------    ------------    ---------  ---------    --------

                                                20,089       12,356         36,093            --         --      10,139
                                              ---------    ---------    ------------    ---------  ---------    --------

    Transfer from Whitman Corp.
      Retirement Savings Plan                  138,870       54,191        246,561            --    142,381          --
    Loan repayments                              7,174        1,503          7,407            --    (76,621)         --
                                              ---------    ---------    ------------    ---------  ---------    --------

        Total additions                        177,791       78,844        488,166            --     76,100      16,656
                                              ---------    ---------    ------------    ---------  ---------    --------

Deductions:
    Participants' withdrawals                  (11,129)      13,073)       (27,494)        3,303    (21,514)         --
    Administrative expenses                         --           --             --            --         --      (6,517)
                                              ---------    ---------    ------------    ---------  ---------    --------
        Total deductions                       (11,129)      13,073)       (27,494)        3,303    (21,514)     (6,517)
                                              ---------    ---------    ------------    ---------  ---------    --------
Interfund transfers                             (9,418)      (7,975)      (111,640)           --     84,516          --
                                              ---------    ---------    ------------    ---------  ---------    --------
        Net assets available for benefits      157,244       57,796        349,032         3,303    139,102      10,139
                                              =========    =========    ============    =========  =========    ========

See accompanying notes to financial statements.

                        MIDAS INTERNATIONAL CORPORATION
                 RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

                         Notes to Financial Statements

                               December 31, 1998


(1) Description of Plan

    The following brief description of the Midas International Corporation Retirement Savings Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution plan, which covers eligible employees of Midas International Corporation (Midas) and those of its subsidiary companies, which adopt the Plan, with any company having adopted the Plan along with Midas being considered an Employer. Any salaried, sales, or clerical employee who has met limited employment requirements and has elected to participate in the Plan is considered a Participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Contributions

       Participant contributions are made to the Plan through periodic payroll deductions in amounts ranging from 2% to 10% of total annual cash compensation, in increments of 1%. Participants' contributions made via periodic payroll deductions are matched in equal amounts by Employer contributions up to a 6% limit.

       The total annual pre-tax contributions by a Participant are subject to current limitations in accordance to Section 402(g) of the Internal Revenue Code.

       Vesting and Forfeitures

       A participant who was an employee on January 1, 1998 shall be fully vested and have a non-forfeitable right to their accrued benefit in all accounts at all times. A participant who was not yet an Employee on January 1, 1998 shall have a vested and non-forfeitable right to their accrued benefit in the manner determined under their Plan as it existed on their termination of employment.

       Plan Termination

       Although it has not expressed any intent to do so, Midas has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

       Participant Accounts

       Each Participant's account is credited with the participant's contribution, employer contributions, and an allocation of Plan earnings. Allocations of earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                        MIDAS INTERNATIONAL CORPORATION
                 RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

                         Notes to Financial Statements

                               December 31, 1998


       Participant Notes Receivable

       In accordance with Plan provisions, loans are made to participants in amounts not to exceed the lesser of one half of the participant's vested account balance or $50,000. The loans bear interest at the trustee's current prime rate in effect on Monday of the week the loan is requested and are payable through participant payroll withholdings under a reasonable repayment schedule of not more than five years.

       Payment of Benefits

       On termination of service, a Participant may elect to receive the value of their account in either a lump-sum payment, in annual installments over a period of time up to a maximum of fifteen years, in the form of an immediate or deferred annuity, or disbursement amounts at their discretion.

       Expenses

       External administrative expenses for the preparation and maintenance of the Plan financial records and Participant statements, and service fees on insurance contracts are paid from Plan assets. Trustee, legal, and all other external expenses are also paid from Plan assets to the extent that the Plan Sponsor does not pay those expenses of the Plan.

       Investment Options

       Participants in the Plan have the right to direct that their contributions and account balance are invested in one or more funds designated by the Plan's Administrative Committee as available for investment purposes. As of December 31, 1998, contributions may be invested in the following funds:

         .  Fixed Income Fund

         .  Company Stock Fund

         .  Large Company Fund

         .  Small Company Fund

         .  International Fund

         .  Conservative Portfolio

         .  Moderate Portfolio

         .  Growth Portfolio

         .  Aggressive Growth Portfolio

       Earnings on investments in each of the investment funds are reinvested in the respective funds.

                        MIDAS INTERNATIONAL CORPORATION
                 RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

                         Notes to Financial Statements

                               December 31, 1998


(2) Summary of Significant Accounting Policies

       Basis of Presentation

       The accompanying financial statements are prepared on the accrual basis of accounting.

       Investment Valuation and Income Recognition

       The Trust's investments are stated at fair value. The fair values of marketable securities are based on quotations obtained from national securities exchanges. Where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms.

       The Trust records investment transactions on a trade date basis.

       Benefits Paid to Participants

       Benefits are recorded when paid.

       Use of Estimates

       The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those estimates.

(3) Interest in Midas International Corporation Defined Contribution Master
    Trust

    Certain assets of the Plan are in the Midas International Corporation Defined Contribution Master Trust (the Trust) which was established for the investment of assets of the plan and another Midas International Corporation sponsored retirement plan. Each plan has an undivided interest in the Trust. The assets of the Trust are held by the Northern Trust Company (the Trustee). The Plan's interest in the net assets of the Trust is based on the individual plan participants' investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Administrative expenses relating to the Trust are allocated to the individual funds based upon average monthly balances invested by each plan. At December 31, 1998, the Plan's interest in the net assets of the Trust was approximately 5%.

                        MIDAS INTERNATIONAL CORPORATION
                 RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

                         Notes to Financial Statements

                               December 31, 1998


    The Trust held the following classifications of investments as of December 31, 1998:

                                                            Fair value
                                                         --------------
                         Common stock                    $   51,677,610
                         Corporate bonds                     20,475,076
                         Participant note receivable          1,164,604
                                                         --------------

                                                         $   73,317,290
                                                         ==============

    As of December 31, 1998, the net assets of the Trust include the above investments and other miscellaneous net assets totaling $74,499,759.

    The Plan's allocated share of the Master Trust's net appreciation in the fair value of investments during the year ended December 31, 1998 was as follows:

    Conservative Portfolio Fund                                $     15,578
    Moderate Portfolio Fund                                          31,635
    Growth Portfolio Fund                                            68,831
    Aggressive Growth Fund                                          139,028
    Fixed Income Fund                                                30,472
    Large Cup Fund                                                   90,561
    Small Cup Fund                                                   11,658
    International Fund                                               10,794
    Midas Stock Fund                                                198,105
                                                             --------------

      Net appreciation in fair value of investments            $    596,662
                                                             ==============

                    MIDAS INTERNATIONAL CORPORATION
                RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

                      Notes to Financial Statements

                             December 31, 1998

       Information regarding the change in net assets available for benefits by investment fund in the Master Trust for the year ended December 31, 1998 is as follows:

                                                             --------------------------------------------------------
                                                                                                           Aggressive
                                                              Conservative     Moderate      Growth          Growth
                                                  Total         Portfolio     Portfolio     Portfolio       Portfolio
                                              ------------   -------------    ---------    -----------     -----------
Additions of net assets:
  Net investment income from
    Midas International Corporation
    Defined Contribution Master Trust         $ 13,367,415         277,117       789,417     1,759,742      2,110,507

  Contributions:
    Participant                                  2,254,222          83,060       185,104       399,645        502,739
    Employer, net of forfeitures                 1,523,213           4,218         6,429        11,749         17,066
    Rollovers                                      970,997            (513)           --         6,648          8,348
                                              ------------   -------------    ----------   -----------     ----------

                                                 4,748,432          86,765       191,533       418,042        528,153
                                              ------------   -------------    ----------   -----------     ----------

  Transfer from Whitman Corp.
    Retirement Savings Plan                     62,727,943       2,153,911     4,707,466     9,483,771      8,816,574
  Loan repayments                                   31,495          14,231        36,410       105,971        143,984
                                              ------------   -------------    ----------   -----------     ----------

      Total additions                           80,875,285       2,532,024     5,724,826    11,767,526     11,599,218
                                              ------------   -------------    ----------   -----------     ----------

Deductions from net assets:
  Participants' withdrawals                     (6,212,596)       (198,579)     (403,105)     (900,205)      (858,196)
  Administrative expenses                         (162,930)         (5,783)      (12,675)      (24,523)       (23,701)
                                              ------------   -------------    ----------   -----------     ----------

      Total deductions                          (6,375,526)       (204,362)     (415,780)     (924,728)      (881,897)
                                              ------------   -------------    ----------   -----------     ----------

Interfund transfers                                     --         335,868       224,182      (948,797)       457,610
                                              ------------   -------------    ----------   -----------     ----------

      Net increase, representing
        balance as of
        December 31, 1998                     $ 74,499,759       2,663,530     5,533,228     9,894,001     11,174,931
                                              ============   =============    ==========   ===========     ==========

                    MIDAS INTERNATIONAL CORPORATION
                RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

                      Notes to Financial Statements

                             December 31, 1998

  Participant directed - investment funds
----------------------------------------------------------------------------------------------------------
     Fixed
    Income      Large Cap      Small Cap       International      Midas Stock      Clearing         Loan
     Fund         Fund            Fund              Fund              Fund          Account         Fund
 ----------    -----------     ---------       -------------     -------------     --------      ---------
    828,058      2,537,367       302,248           327,505           4,351,302        4,954         79,198


    319,605        272,432       119,913            59,426             151,001      161,297             --
     17,121          8,602         3,782             2,468           1,341,040      110,738             --
    169,172        108,382         3,339           113,275             548,631       13,715             --
 ----------    -----------     ---------       -----------       -------------     --------      ---------

    505,898        389,416       127,034           175,169           2,040,672      285,750             --
 ----------    -----------     ---------       -----------       -------------     --------      ---------


 14,668,727      7,936,749     3,164,558         1,660,777           8,893,851        1,620      1,239,939
    116,619        102,208        23,615            14,442              54,339       33,669       (613,993)
 ----------    -----------     ---------       -----------       -------------     --------      ---------

 16,119,302     10,965,740     3,617,455         2,177,893          15,340,164      325,993        705,144
 ----------    -----------     ---------       -----------       -------------     --------      ---------

 (2,204,533)    (1,089,340)     (295,847)          (91,664)           (769,072)     138,485        459,460
    (59,578)       (19,708)       (8,482)           (4,465)            (16,251)      12,236             --
 ----------    -----------     ---------      ------------       -------------     --------      ---------


 (2,264,111)    (1,109,048)     (304,329)          (96,129)           (785,323)     150,721        459,460
 ----------    -----------     ---------      ------------       -------------     --------      ---------

  1,764,970      1,226,834      (498,648)         (424,492)         (2,137,527)          --             --
 ----------    -----------     ---------      ------------       -------------     --------      ---------


 15,620,161     11,083,526     2,814,478         1,657,272          12,417,314      476,714      1,164,604
 ==========    ===========     =========      ============       =============     ========      =========

                        MIDAS INTERNATIONAL CORPORATION
                 RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

                         Notes to Financial Statements

                               December 31, 1998


    Total Master Trust investment income consists of $318,563 interest income, $638,142 dividend income, $1,828,529 realized gains, and $10,582,180 unrealized gains.

(4) Reconciliation to Form 5500

    The financial information provided in the Plan's Form 5500 includes an accrual for benefits payable to participants. This accrual was $3,303 at December 31, 1998.

(5) Tax Status

    The Company has submitted the Plan and related trust to the Internal Revenue Service for consideration of the Plan's tax status. As of year end, the Company has not obtained a determination letter from the Internal Revenue Service.

    However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan will qualify and the related trust is tax-exempt as of the financial statement dates.